January 19, 2010 09:00 AM Eastern Time

Encompass Fund Ranks Among Best Mutual Funds with 137% Return for 2009

Managers' Picks in Natural Resources, Health Care Reward Investors

SAN FRANCISCO--(BUSINESS WIRE)--The "go-anywhere" investing style of the Encompass Fund (ENCPX) www.encompassfund.com allowed management to choose among both little-known and established companies worldwide, making it one of the top performing mutual funds in 2009. The fund's 137% return ranked it first among the 722 funds in Morningstar's World Stock Fund category and fifth among all 16,000 mutual funds tracked by Morningstar for 2009. For the three-year period ending December 31, 2009, the Encompass Fund ranked in the top 2% of Morningstar's World Stock Funds.

Veteran wealth managers Malcolm Gissen and Marshall Berol of Malcolm H. Gissen & Associates, Inc. created the Encompass Fund to enable clients and other investors to take advantage of often undiscovered investment opportunities in sectors and companies that promise significant future growth.

The following are some industries that fund managers believe will outperform in 2010:

Health Care

Regardless of the outcome of the current debate in Washington, there are reasons why certain health care companies will do well—generic drug and drug delivery companies, for example.

Industrial and Precious Metals

Economies of developing nations continue to expand, so demand for industrial and precious metals should increase substantially over the next few years. Prices of most metals are historically high and should remain so as supplies continue to be constrained and production costs increase. Companies producing these metals should enjoy excellent earnings.

Uranium

Demand for uranium is projected to increase significantly, accompanied by worldwide power plant construction. While an increase in production is expected, the supply-demand imbalance is likely to expand. We expect to see higher uranium prices in the near future and greater profitability for uranium producers.

The Encompass Fund is a no-load fund with no 12b-1 fee. For more information, call 1-888-463-3957.

About the Encompass Fund (ENCPX)

The Encompass Fund was established in 2006 and is advised by Brick Asset Management, Inc., which is affiliated with Malcolm H. Gissen & Associates, Inc. The Fund invests in companies of all sizes in North America and throughout the world. Shareholders gain access to smaller, lesser-known companies that management believes have significant growth potential.

** For the calendar year ended 12/31/09. The Encompass Fund was ranked No. 1 among 722 World Stock funds tracked by Morningstar for the one-year period ended 12/31/09. The Encompass Fund was ranked No. 12 among 530 World Stock funds tracked by Morningstar for the three-year period ended 12/31/09.*

***The Encompass Fund had a total return of 137.31% compared to 31.78% for the MSCI EAFE NR USD for the year ended 12/31/09. The Encompass Fund had an average annualized return of -1.10% compared to -1.41% for the MSCI EAFE NR USD since inception on 6/30/06 through 12/31/09. Returns include change in share prices and in each case includes reinvestment of any dividends and capital gain distributions. The MSCI EAFE (Europe, Australasia, Far East) NR USD is designed to measure the equity market performance of developed markets, excluding the U.S. & Canada.*

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by calling the transfer agent at 1-888-463-3957 or at www.encompassfund.com. The prospectus should be read carefully before investing.

Contacts

Sondra Harris Public Relations
Sondra Harris, 415-939-2665
sharrispr@comcast.net